                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   988792107
                                 (CUSIP Number)

                               RICHARD M. LEISNER
                           2700 BANK OF AMERICA PLAZA
                              TAMPA, FLORIDA 33602
                                 (813) 227-7461
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                October 28, 2004
                    (Date of Event which Requires Filing of
                                This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of 12 pages )

CUSIP No. 988792107                                           Page 2 of 12 pages

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      D. GREGORY SMITH
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      PF

--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------

                                    7      Sole Voting Power
                                           7,288,494
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        7,288,494
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,500,000

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      12,790,831

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      30.2%

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 988792107                                           Page 3 of 12 pages

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      G/CJ INVESTMENTS, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------

                                    7      Sole Voting Power
                                           0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,500,000

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,500,000

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      13.2%

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No. 988792107                                           Page 4 of 12 pages

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      G/CJ INVESTMENTS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------

                                    7      Sole Voting Power
                                           0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,472,500
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,472,500

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,472,500

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      13.1%

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No. 988792107                                           Page 5 of 12 pages

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      CAROL JANE SMITH
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------

                                    7      Sole Voting Power
                                           0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,500,000

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,500,000

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      13.2%

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

SCHEDULE 13D/A                                                Page 6 of 12 pages

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned Reporting Persons to amend and supplement the Schedule 13D filed on July 24, 2001 (the "Original Schedule 13D")as amended by Amendment No. 1 filed August 15, 2001 (as so amended, the "Amended Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Amended Schedule 13D.

Item 1.  SECURITY AND ISSUER.

This Amendment No. 2 relates to the common stock, par value $.01 per share
(the "Common Stock"), of Z-Tel Technologies, Inc., a Delaware corporation (the "Company" or "Z-Tel"), whose principal executive office is located at 601 South Harbor Island Boulevard, Suite 220, Tampa, Florida 33602.

Item 2.  IDENTITY AND BACKGROUND.

Item 2 is amended and restated in its entirety as follows:

Paragraphs (a), (b), (c) and (f).

The persons filing this Statement (the "Reporting Persons") are (1) D. Gregory Smith, an individual, (2) G/CJ Investments, Inc., a Delaware corporation ("G/CJ Corporation"), (3) G/CJ Investments, L.P., a Delaware limited partnership ("G/CJ Partnership"), and (4) Carol Jane Smith, an individual.

The Reporting Persons previously filed a Schedule 13G on or about February 14, 2000, an Amendment No. 1 to Schedule 13G on or about February 14, 2001 (together, the "Schedule 13G"), with respect to their beneficial ownership of the Common Stock. As noted above, the Reporting Persons also previously filed the Amended Schedule 13D.

On October 28, 2004, upon the exercise of the Series G Warrant acquired in July 2001, D. Gregory Smith purchased, directly from the Company, 480,000 shares of Common Stock for $4,800 cash in his own personal funds (based upon a warrant exercise purchase price of $.01 per share).

Until August 24, 2004 Mr. Smith served as the President and Chief Executive Officer and also as Chairman of the Board and a director of the Company. On August 24, 2004, Mr. Smith resigned from all such positions with the Company. After leaving the Company, Mr. Smith and Charles H. McDonough (also a former senior executive officer and director of the Company) founded Proximiti Technologies, Inc. ("Proximiti"). Messrs. Smith and McDonough are Proximiti's principal owners and officers and are also the senior officers of SipStorm, Inc. ("SipStorm"), a wholly owned subsidiary of Proximiti. Proximiti and its subsidiaries are providers of various telecommunications and related services. Mr. Smith's home address is 1907 Oakmont Avenue, Tampa, Florida, 33629.
Mr. Smith is a United States citizen.

On March 9, 2004, the Company awarded Mr. Smith 50,000 shares of Common Stock as a restricted stock award. The award was made in consideration of Mr. Smith's past services to the Company and did not involve the payment of any cash. At the time of the award, the shares were subject to substantial risks of forfeiture. The Company waived all risks of forfeiture regarding the 50,000 shares at the time Mr. Smith resigned from his positions with the Company (August 24, 2004).

G/CJ Corporation's principal business is serving as general partner of G/CJ Partnership. G/CJ Corporation's business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. D. Gregory Smith owns 50% of the common stock, is President and Treasurer, and is a director of G/CJ Corporation. Carol Jane Smith owns 50% of the common stock, is a Vice President and Secretary, and also is a director of G/CJ Corporation. D. Gregory Smith and Carol Jane Smith are the only stockholders, directors and executive officers of G/CJ Corporation. As a result of the facts set forth above, each of D. Gregory Smith and Carol Jane Smith may be deemed to be a beneficial owner of all the shares of Common Stock held or deemed to be beneficially owned by G/CJ Corporation.

G/CJ Partnership's principal business is holding for investment certain assets indirectly owned or controlled by D. Gregory Smith and Carol Jane Smith. G/CJ Partnership's business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. G/CJ Corporation is the sole general partner of G/CJ Partnership. As a result of the facts set forth above, each of D. Gregory Smith, Carol Jane Smith, and G/CJ Corporation may be deemed to be a beneficial owner of all the shares of Common Stock held or deemed to be beneficially owned by G/CJ Partnership.

SCHEDULE 13D/A                                                Page 7 of 12 pages

Carol Jane Smith is not employed. Carol Jane Smith is not a director, officer or employee of the Company. Her residence address is 1907 Oakmont Avenue, Tampa, FL, 33629. Carol Jane Smith is the spouse of D. Gregory Smith. Carol Jane Smith is a citizen of the United States.

Paragraphs (d) and (e).

During the last five years, none of the above named persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and supplemented by the addition of the following:

On October 28, 2004, upon the exercise of the Series G Warrant acquired in July 2001, D. Gregory Smith purchased, directly from the Company, 480,000 shares of Common Stock for $4,800 cash in his own personal funds (based upon a warrant exercise purchase price of $.01 per share).

On March 9, 2004, the Company awarded Mr. Smith 50,000 shares of Common Stock as a restricted stock award. The award was made in consideration of Mr. Smith's past services to the Company and did not involve the payment of any cash. At the time of the award, the shares were subject to substantial risks of forfeiture. The Company waived all risks of forfeiture regarding the 50,000 shares at the time Mr. Smith resigned from his positions with the Company (August 24, 2004).

Item 4.  PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by the addition of the following:

On October 28, 2004, upon the exercise of the Series G Warrant acquired in July 2001, D. Gregory Smith purchased, directly from the Company, 480,000 shares of Common Stock for $4,800 cash in his own personal funds (based upon a warrant exercise purchase price of $.01 per share).

On March 9, 2004, the Company awarded Mr. Smith 50,000 shares of Common Stock as a restricted stock award. The award was made in consideration of Mr. Smith's past services to the Company and did not involve the payment of any cash. At the time of the award, the shares were subject to substantial risks of forfeiture. The Company waived all risks of forfeiture regarding the 50,000 shares at the time Mr. Smith resigned from his positions with the Company (August 24, 2004).

Mr. Smith acquired the Common Stock in the transactions described above for investment purposes.

The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise including through participation in the Company's currently pending exchange tender offer described below, subject in each instance to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Common Stock and/or preferred stock in the open market, in privately negotiated transactions, or otherwise, subject in each instance to the factors and conditions referred to above and compliance with applicable laws.

SCHEDULE 13D/A                                                Page 8 of 12 pages

On September 30, 2004, the Company commenced an offer to exchange Common Stock for all outstanding shares of the Company's preferred stock (the "Exchange Tender Offer"). The Reporting Persons have tendered all their holdings of Series D Preferred Stock and Series G Preferred Stock. Under the terms of the Exchange Tender Offer, tendered shares may be withdrawn at any time before the expiration of the Exchange Tender Offer. Currently, the Exchange Tender Offer is scheduled to expire at 5:00 P.M. Eastern Standard Time on November 29, 2004. The Company has called a special meeting of stockholders to be held on November 19, 2004 to consider, among other things, approving the Exchange Tender Offer and certain amendments to the Company's Certificate of Incorporation changing the terms of the Series D Preferred Stock and the Series G Preferred Stock. The approval of these and the other matters described in the Company's proxy statement relating to the Exchange Tender Offer are conditions to the consummation of the Exchange Tender Offer. The Reporting Persons, currently intend to vote, either by proxy or in person, in favor of the Exchange Tender Offer, the amendments to the Certificate of Incorporation and the other matters being considered at the special meeting. Any proxy granted may be withdrawn or changed before the stockholders' vote.

Except as described in this Statement, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and supplemented as follows:

Paragraphs (a) and (b) are amended in their entirety as follows:

G/CJ Partnership is the record owner of 5,472,500 shares of Common Stock, representing approximately 13.1% of the shares of Common Stock issued and outstanding. As indicated in Item 2 of this Statement, G/CJ Corporation, D. Gregory Smith and Carol Jane Smith may be deemed to beneficially own such shares and all of such persons share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.

G/CJ Corporation is the record owner of 27,500 shares of Common Stock, which, along with the shares of Common Stock owned by G/CJ Partnership, represents approximately 13.2% of the shares of Common Stock issued and outstanding. As indicated in Item 2 of this Statement, D. Gregory Smith and Carol Jane Smith may be deemed to beneficially own such shares and all of such persons share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.

SCHEDULE 13D/A                                                Page 9 of 12 pages

D. Gregory Smith is the record owner of 2,390,800 shares of Common Stock, 416,667 shares of Series D Preferred Stock convertible as of November 4, 2004 into approximately 820,885 shares of Common Stock (subject to adjustment as described in the Series D Certificate of Designation), 28 shares of Series G Preferred Stock convertible as of November 4, 2004 into approximately 3,223,919 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation), and warrants and options exercisable within 60 days of the date of this Statement pursuant to which D. Gregory Smith could acquire up to an additional 852,890 shares of Common Stock (subject to adjustment as provided in such warrants and options and related documents), which, along with the shares of Common Stock owned by G/CJ Partnership and G/CJ Corporation, represents in the aggregate approximately 30.2% of the shares of Common Stock issued and outstanding.

Carol Jane Smith does not own of record any securities of the Company, but may be deemed to beneficially own, and to share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the shares beneficially owned by G/CJ Partnership and G/CJ Corporation, amounting to 5,500,000 shares of Common Stock, which represents in the aggregate approximately 13.2% of the shares of Common Stock issued and outstanding.

Any indications in this Statement of the percentage of the Company's outstanding Common Stock beneficially owned by any Reporting Person is based on there being 41,711,821 shares of Common Stock outstanding as of November 1, 2004 as reported by the Company in Amendment No.3 to Schedule TO filed on November 2, 2004.

Paragraph (c) is amended and supplemented by the addition of the following:

On October 28, 2004 D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Warrant acquired in July 2001, 480,0000 shares of Common Stock in exchange for $4,800 cash from Mr. Smith's personal funds (based upon a warrant exercise purchase price of $.01 per share).

On March 9, 2004, the Company awarded Mr. Smith 50,000 shares of Common Stock as a restricted stock award. The award was made in consideration of Mr. Smith's past services to the Company and did not involve the payment of any cash. At the time of the award, the shares were subject to substantial risks of forfeiture. The Company waived all risks of forfeiture regarding the 50,000 shares at the time Mr. Smith resigned from his positions with the Company (August 24, 2004).

Paragraph (d) is amended and supplemented by the addition of the following:

On September 29, 2004, the Company and SipStorm entered into an Asset Sale and Purchase Agreement (the "Asset Purchase Agreement") pursuant to which the Company (1) transferred certain hardware, software and intellectual property rights to SipStorm and (2) SipStorm assumed certain of the Company's obligations to several software licensors and developers for outstanding accounts payable and future payments. As partial consideration for the transactions contemplated by the Asset Purchase Agreement, SipStorm will deliver to the Company its three-year promissory note in the original principal amount of approximately $3 million (the "Note"). The Note accrues interest at the rate of 12% per annum commencing January 1, 2005 on the unpaid principal balance and all principal and accrued interest under the Note is due and payable on September 29, 2007. Under the Asset Purchase Agreement, SipStorm's obligations under the Note are secured by a pledge of certain shares of the Company's Series D and Series G Preferred Stock owned by D. Gregory Smith and Charles H. McDonough. Mr. Smith pledged 416,667 shares of Series D Preferred Stock and 28 shares of Series G Preferred Stock and Mr. McDonough pledged 50,000 shares of Series D Preferred Stock and 2.5 shares of Series G Preferred Stock. Under the pledge, Messrs. Smith and McDonough retain voting and dispositive power over the pledged stock. In the event of a sale of all or any of the pledged stock, 75% of the proceeds are to used to discharge the then unpaid principal and accrued interest on the Note.

Paragraph (e) is not applicable to this Statement.

SCHEDULE 13D/A                                               Page 10 of 12 pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

Item 6 is amended and supplemented by the addition of the following:

On September 29, 2004, the Company and SipStorm entered into an Asset Sale and Purchase Agreement (the "Asset Purchase Agreement") pursuant to which the Company (1) transferred certain hardware, software and intellectual property rights to SipStorm and (2) SipStorm assumed certain of the Company's obligations to several software licensors and developers for outstanding accounts payable and future payments. As partial consideration for the transactions contemplated by the Asset Purchase Agreement, SipStorm will deliver to the Company its three-year promissory note in the original principal amount of approximately $3 million (the "Note"). The Note accrues interest at the rate of 12% per annum commencing January 1, 2005 on the unpaid principal balance and all principal and accrued interest under the Note is due and payable on September 29, 2007. Under the Asset Purchase Agreement, SipStorm's obligations under the Note are secured by a pledge of certain shares of the Company's Series D and Series G Preferred Stock owned by D. Gregory Smith and Charles H. McDonough. Mr. Smith pledged 416,667 shares of Series D Preferred Stock and 28 shares of Series G Preferred Stock and Mr. McDonough pledged 50,000 shares of Series D Preferred Stock and 2.5 shares of Series G Preferred Stock. Under the pledge, Messrs. Smith and McDonough retain voting and dispositive power over the pledged stock. In the event of a sale of all or any of the pledged stock, 75% of the proceeds are to used to discharge the then unpaid principal and accrued interest on the Note.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT     DESCRIPTION
-------     -----------
   1.       Stock and Warrant Purchase Agreement, dated as of July 2, 2001, by and between the Company, D. Gregory Smith, and others
            (incorporated by reference to Exhibit 1 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to the
            Company's Common Stock by, among other persons, The 1818 Fund
            III, L.P.).

   2. Warrant for the Purchase of Shares of Common Stock of the Company, dated as of July 2, 2001 (incorporated by reference to Exhibit 2 to Amendment No. 1 of the Schedule 13D filed July 12,
            2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund III, L.P.).

   3.       Certificate of Designation for the Series G Preferred Stock
            (incorporated by reference to Exhibit 3 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund
            III, L.P.).

   4. Backup Purchase Agreement, dated as of July 2, 2001, by and among Z-Tel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Touch 1
            Communications, Inc., an Alabama Corporation and a wholly-owned subsidiary of the Company, D. Gregory Smith and others (incorporated by reference to Exhibit 4 to Amendment No.
            1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund
            III, L.P.).

   5.       Additional Investor Registration Rights Agreement, dated as of
            July 2, 2001, between the Company, D. Gregory Smith, and others
            (incorporated by reference to Exhibit 5 to the Reporting Persons'
             Original Schedule 13D filed July 24, 2001).

   6. Voting Agreement, dated as of June 29, 2001, between the Company and certain stockholders of the Company (incorporated by reference to Exhibit 5 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund III, L.P.).

   7. Employee Stock Restriction Agreement, dated September 1, 1999, by and between the Company and D. Gregory Smith (incorporated by reference to Exhibit 7 to the Reporting Persons' Original
            Schedule 13D filed July 24, 2001).

SCHEDULE 13D/A                                               Page 11 of 12 pages

   8.       Amended and Restated Stockholder's Agreement, dated October 8,
            1999, between and among the Company, D. Gregory Smith, and others (incorporated by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-1 (File No.
            333-89063), originally filed October 14, 1999, as amended and as effective December 14, 1999).

   9.       Asset Sale and Purchase Agreement dated September 29, 2004 between
            SipStorm, Inc. and the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A filed
            October 6, 2004).

   10.      Joint Filing Agreement among the Reporting Persons.


                                   SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004


                                        /s/ D. Gregory Smith
                                        ---------------------------------------
                                        D. GREGORY SMITH


                                        G/CJ INVESTMENTS, INC.

                                        By: /s/ D. Gregory Smith
                                            -----------------------------------
                                            D. Gregory Smith, President


                                        G/CJ INVESTMENTS, L.P.
                                        By: G/CJ Investments, Inc.
                                            General Partner

                                            By: /s/ D. Gregory Smith
                                                -------------------------------
                                                D. Gregory Smith, President


                                        /s/ Carol Jane Smith
                                        ---------------------------------------
                                        CAROL JANE SMITH

SCHEDULE 13D/A                                               Page 12 of 12 pages

EXHIBIT 10
JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

         The undersigned hereby agree to file jointly the statement on Schedule 13D (Amendment No. 2) to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to the Securities Exchange Act of 1934 and the Regulations promulgated thereunder.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D (Amendment No. 2), and any amendments hereto, filed on behalf of each of the parties hereto.


Date:  November 4, 2004


                                        /s/ D. Gregory Smith
                                        ---------------------------------------
                                        D. GREGORY SMITH


                                        G/CJ INVESTMENTS, INC.

                                        By: /s/ D. Gregory Smith
                                            -----------------------------------
                                            D. Gregory Smith, President



                                        G/CJ INVESTMENTS, L.P.
                                        By: G/CJ Investments, Inc.
                                            General Partner

                                            By: /s/ D. Gregory Smith
                                                -------------------------------
                                                D. Gregory Smith, President



                                        /s/ Carol Jane Smith
                                        --------------------------------
                                           CAROL JANE SMITH